

April 14, 2014

<u>Via E-mail</u>
Tracy Gardner
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, NY 10010

> **Re: dELiA*s, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 17, 2014**
> **File No. 333-194623**

Dear Ms. Gardner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you are registering for resale shares of your common stock underlying shares of Series B convertible preferred stock that are not currently outstanding. In this regard, we note your disclosure in Note 1 to the registration fee table that a portion of the shares registered for resale are issuable upon conversion of "$24,116,600 aggregate principal amount of the registrant's secured convertible notes which are automatically convertible into 241,166 shares of the registrant's series B Convertible Preferred Stock." Please be advised that we believe it is premature to register for resale shares of your common stock underlying shares of Series B Convertible Preferred Stock that are not currently outstanding. Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of shares of your Series B convertible preferred stock that are not yet outstanding. Alternatively, please provide us with your analysis as to why it is appropriate to register the resale of common stock underlying

the Series B secured convertible notes that are not yet outstanding. In your analysis, please consider the Commission's guidance set forth in Questions 134.01 and 139.10 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website, and any applicable Instructions to Form S-3.

2. You do not appear to meet the age of financial statements requirements of Rule 8-08(b) of Regulation S-X. Please be advised that the Staff will not be in a position to grant any request to accelerate effectiveness of your registration statement until you file your Form 10-K for the fiscal year ended February 1, 2014. Please also update the incorporation by reference section of the prospectus accordingly.

3. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments, including comments regarding your eligibility to use Form S-3, after reviewing your response. Please refer to Question 612.09 of our Securities Act Rules Compliance & Disclosure Interpretations, available on our website.

Selling Stockholders, page 31

4. Please identify all selling stockholders that are registered broker-dealers or affiliates of broker-dealers. Please note that shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the shares were issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

5. Please disclose the identities of the natural persons with voting and dispositive power over the shares owned by Cooper Creek Partners (Masters) Ltd.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: William D. Freedman, Esq.
     Troutman Sanders LLP